Exhibit 99.1
TeliaSonera Facilitates Repatriation Process in Lithuania and Extends
Support to Stockholm School of Economics in Riga

STOCKHOLM, Sweden--(BUSINESS WIRE)--May 31, 2007--TeliaSonera (Nasdaq:TLSN) (STO:TLSN) (HEX:TLS1V) (LSE:TEE) today announced the award in the project tailored to encourage Lithuanian emigrants to return to their country. TeliaSonera will also prolong its participation in the entrepreneurial education at Stockholm School of Economics (SSE) in Riga, Latvia.

"As the Baltic region's leading telecommunications company, we have a direct interest in the economic health of the region and a responsibility to contribute to sustainable development", says Kenneth Karlberg, President of Mobility Services, TeliaSonera. "Emigration of active citizens has become a problem in Lithuania, not only to the private sector but to society as a whole, and we want to provide tangible assistance to help solving it."

"We are also more than happy to continue the cooperation with SSE in Riga for the benefit not only of the School but also of the Latvian economy showing our commitment to the Baltic region," emphasized Kenneth Karlberg. . Under the "Destination Home" project, TeliaSonera today granted a scholarship of 100 000 Litas to Dr Daumantas Matulis, who returned to Lithuania in 2005 after having completed his Ph.D. in biochemistry and biophysics in the US. A total of 20 applicants were evaluated by the Lithuanian Scholarship Commission and the Swedish Research Council. The two bodies recognized that Dr. Daumantas Matulis stands out as an exceptionally productive and engaged individual who will be an important driving force in the future Lithuanian scientific community.

"I want to share my experience gained in the US and contribute to the improvement of Lithuania's science situation, especially changing the attitude of our society towards science," said Dr Daumantas Matulis.

TeliaSonera will also continue to participate in the financing of higher education in the field of economics and business in Latvia by donating SEK 2 million to SSE Riga. The cooperation will continue until December 31, 2008. The donation will enable SSE Riga to continue working in the fields of entrepreneurship, telecom research and education.

The current cooperation between TeliaSonera and SSE Riga was established by a donation in 2004. In connection with the donation, a Professorship in Entrepreneurship and the TeliaSonera Institute were founded.

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

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